UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    ) *

Privia Health Group, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

74276R102

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74276R102	Page 2 of 7

1.	Names of Reporting Persons I.R.S. Identification Nos. of above Persons (entities only). William Sullivan
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 6,356,713
	6.	Shared Voting Power - 0 -
	7.	Sole Dispositive Power 6,356,713
	8.	Shared Dispositive Power - 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,356,713
10.	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.9%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 74276R102	Page 3 of 7

1.	Names of Reporting Persons I.R.S. Identification Nos. of above Persons (entities only). Brighton Family, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (c) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 6,349,104
	6.	Shared Voting Power - 0 -
	7.	Sole Dispositive Power 6,349,104
	8.	Shared Dispositive Power - 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,349,104
10.	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.9%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 74276R102	Page 4 of 7

Item 1.	Name of Issuer

(a)	Name of Issuer:

Privia Health Group, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

950 N. Glebe Rd., Suite 700

Arlington, Virginia 22203

Item 2.	Name of Person Filing

(a) –

(c) This report on Schedule 13G is being filed by (i) William Sullivan, a citizen of the United States and (ii) Brighton Family, LLC, a Colorado limited liability company (“BF”), (collectively, the “Reporting Persons”). The address for the Reporting Persons is: c/o Plante Moran, 8181 East Tufts Avenue, Suite 600, Denver, Colorado 80237.

(d)	Title of Class of Securities:

Common Stock, $.01 par value

(e)	CUSIP Number:

74276R102

Item 3.	If this statement is filed pursuant to § 240.13d-1(b) or § 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act.

(b)	☐ Bank as defined in section 3(a)(6) of the Act.

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐ An investment adviser in accordance with § 240.13(d)-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(ii)(G)

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

All ownership information is as of December 31, 2021.

(a)(1)	Amount Beneficially Owned by William Sullivan: 6,356,713*

CUSIP No. 74276R102	Page 5 of 7

(a)(2)	Amount Beneficially Owned by BH: 6,349,104

(b)(1)	Percent of Class Owned by William Sullivan: 5.9%*

(b)(2)	Percent of Class Owned by BH: 5.9%

(c)(1)	Number of shares as to which William Sullivan has:*

(i)	sole power to vote or to direct the vote: 6,356,713

(ii)	shared power to vote or to direct the vote: 6,356,713

(iii)	sole power to dispose or to direct the disposition of: 6,356,713

(iv)	shared power to dispose or to direct the disposition of: 6,356,713

(c)(2)	Number of shares as to which BH has:

(i)	sole power to vote or to direct the vote: 6,349,104

(ii)	shared power to vote or to direct the vote: 6,349,104

(iii)	sole power to dispose or to direct the disposition of: 6,349,104

(iv)	shared power to dispose or to direct the disposition of: 6,349,104

*

As of December 31, 2021, BH held 6,349,104 shares of Common Stock. William Sullivan is the managing member of BH and has sole voting and investment power with respect to the Common Stock held by BH. As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Sullivan may be deemed to beneficially own the 6,349,104 shares of Common Stock held by BH.

Ownership percentages are based on 106,498,546 shares of Common Stock reported as issued and outstanding in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 8, 2021.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

CUSIP No. 74276R102	Page 6 of 7

Item 8.	Identification and Classification of Member of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

CUSIP No. 74276R102	Page 7 of 7

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2022	/s/ William Sullivan
William Sullivan

Brighton Family, LLC

Dated: April 5, 2022	By:	/s/ William Sullivan
William Sullivan, Manager